Disclaimer: THE TRANSCRIPT BELOW WAS PRODUCED BY CCBN STREETEVENTS. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES CCBN OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ADDITIONAL IMPORTANT INFORMATION IS PROVIDED AT THE END OF THIS DOCUMENT.

Operator:
Ladies and gentlemen good morning, thank you for standing by. Welcome to the Dycom earnings conference call. At this time all lines are on a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. If you should require assistance during the call please press star and then zero. As a reminder this conference call is being recorded. I'll now turn the conference call over to President, Mr. Steven Nielsen. Please go ahead, sir.

Steven Nielsen:
Thank you, Barb. Good morning, everyone. I'd like to thank you for attending our third quarter fiscal 2004 Dycom earnings conference call. With me we have in attendance Richard Dunn, our Chief Financial Officer, and Mike Miller, our General Counsel. Now I will turn the call over to Mike Miller, Mike?

Mike Miller:
Thanks, Steve. Statements made in the course of this conference call that state the company's or management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's SEC filings including but not limited to the company's report on Form 10-K for the year ended July 26, 2003, the company's quarterly report on Form 10-Q for the quarter ended October 25, 2003, and the company's quarterly report on Form 10-Q for the quarter ended January 24, 2004. Additionally during this call there will be references to certain non-GAAP financial information. This information has been reconciled to GAAP in the company's press release of yesterday that has been posted on the company's Web site under the heading "Corporate" and the sub-heading "Corporate News". Steve?

Steven Nielsen:
Thanks, Mike. Yesterday we issued a press release announcing our third quarter 2004 earnings. Included in those earnings was a charge of $2.3 million before taxes related to a reserve recorded in connection with an ongoing federal employment tax audit. This charge was recorded as a cost to earned revenues. To insure meaningful comparisons all references I will now make to the third quarter will exclude this charge. As Mike indicated a reconciliation of our earnings with and without this charge is attached to yesterday's press release that has been posted to our Web site under the heading "Corporate" and sub-heading "Corporate News". For the quarter ended April 24, 2004, total contract revenues were 219.6 million, versus
139.7 million in the year-ago quarter, an increase of 57%. Net income was 12.6 million, versus 2.8 million, an increase of 350%, and fully diluted EPS were 26 cents versus 6 cents, an increase of 333%. Backlog at the end of the third quarter of 2004 was 1.285 billion, versus 1.174 billion at the end of the second quarter, a sequential increase of 111 million. Of this backlog approximately
667.7 million is expected to be completed in the next 12 months. Our third quarter results continue to demonstrate the fundamental health of our business. Growth remains strong. Internal growth for the quarter was 24.1% and our forecasted fourth quarter revenue indicates continued year-over-year organic growth. While gross margin declined slightly from the year-ago quarter, G&A decreased 463 basis points and depreciation and amortization decreased 176 basis points. Both the G&A and depreciation and amortization percentages continued to be favorably impacted as relatively fixed costs were leveraged by increased quarterly revenue. Overall improved results were driven by tight cost controls, solid field productivity despite difficult weather in February and the beginning of March, good safety performance and active claims management and expected start up performance from our new fiber-to-the-premise initiative. Liquidity remained ample with over 36 million in net cash increasing 16 million sequentially from the second quarter. Capital expenditures to support our growth totaled $5.6 million net of disposals. Days sale outstanding was 72 days, a sequential decrease of one day from the second quarter. Cash flow from operations totaled a solid 21.3 million. During the quarter we continued to experience the effects of a growing and apparently accelerating overall economy, major telephone company expenditures which grew substantially year-over-year and continued robust spending by several cable customers. Revenue from Comcast was
61.5 million. Comcast was Dycom's largest customer for the quarter at 28% of revenue down from 30.1% in the previous quarter. Additionally revenue from Adelphia and Charter increased year-over-year. Organic revenue from our major telephone company customers, Sprint, BellSouth, Alltell and Qwest, all increased significantly compared to the year-ago quarter. Employee headcount remained stable at 7,532 at the end of the third quarter, and perhaps most significantly, we began fiber-to-the-premise buried plant installation for Verizon in two distinct locations with construction expected to begin in five additional locations during our fourth quarter. During the quarter we continued to book new work. For Comcast we received system upgrade contracts for Grass Valley, Davis and Berkeley, California, NDU upgrades in the Bay area and a new build betterment contract for Portland. For Time-Warner an upgrade project in Keene, New Hampshire, for Charter a new build betterment contract for the state of Alabama and for Classic Cable upgrades in Texas, Missouri and Arkansas. In addition we received an RUS-type fiber deployment contract for Farmers Telephone in South Carolina. As Dycom grew this quarter we demonstrated our continued stability and ability to profitably respond to growth opportunities. First and foremost we maintained solid customer relationships throughout our markets. Secondly the strength of those relationships and the value we can generate for our customers has allowed us to be at the forefront of rapidly evolving industry opportunities. And finally while growing we have maintained tight margin discipline, solid cash flows and our superior financial strength. As the economy begins a new growth cycle we believe Dycom's fundamental strength will continue to allow us to differentiate ourselves from our competitors in the eyes of our customers, employees and suppliers. Dycom's financial strength and strong customer relationships have allowed us to generate industry leading organic growth while simultaneously pursuing significant and strategic acquisitions. Over the last several quarters we have repeatedly stated our belief that as profitable growth opportunities return to our industry we will be one of the first and the best positioned firms in our industry to take advantage of that. We believe that this advantage relative to other industry participants continues to become more pronounced every day. Prudently managed during our industry's downturn we look forward to further potentially significant growth opportunities. After weighing all of the factors we have discussed today we have updated our forecast as follows: For the fourth quarter of fiscal 2004 we anticipate earnings per share of 30 to 36 cents on revenues of 235 to 250 million. Please note that Dycom utilizes a 52/53-week fiscal year which ends on the last Saturday in July. As a result the fourth quarter of fiscal 2004 will contain 14 weeks. This outlook anticipates continued solid growth in the U.S. economy, normal seasonal weather, continued spending by Comcast on its acquired systems and a prudent assessment of revenues from our Verizon fiber-to-the-premise opportunity. Looking beyond the fourth quarter we anticipate earnings of 30 to 38 cents per share on revenues of 235 to 253 million for the first quarter of fiscal 2005, a 13-week quarter. Our expectation for the first quarter is based upon the continued impact of those factors cited for the fourth quarter with the exception that we continue to expect revenues from Comcast to decline as it substantially completes it's AT&T Broadband upgrades. At this point I will turn the call over to Dick Dunn, our CFO. Dick.

Dick Dunn:
Thanks, Steve. Before I begin my review let me point out that for purposes of this call we've eliminated the following two items from our GAAP results for the current fiscal year: First, for the quarter and 9-month periods ended April 24, 2004, we recorded a charge of 3 cents per share related to a reserve recorded in connection with an ongoing federal employment tax audit relating to years prior to fiscal year 2003. My discussion will eliminate the impact of this expense. Second, the results for the 9-month period ended April 24, 2004, include an after-tax gain on the sale of certain long-term receivables of 6.8 million, or 14 cents per share fully diluted. Unless otherwise noted my discussion will eliminate the impact of this gain. A reconciliation of these amounts to our GAAP net income has been provided as a table to yesterday's press release. Turning to the income statement, contract revenues for the current quarter were 219.6 million, up 57.2% from last year's Q3 of 139.7 million. Excluding revenues attributable to subsidiaries not owned during Q3 of fiscal year 2003, revenues for the current quarter would have been 173.3 million, an increase of 24.1%. Total revenues for the 9-month period ended April 24th rose 40.6% to 612 million, versus fiscal year 2003's revenue of 435.3 million. Excluding revenues attributable to subsidiaries not owned during the 9-months of fiscal year 2003, revenues for the 9-month period would have been 542.3 million compared to 435.3 million for the same period last year, an increase of 24.6%. For the quarter the top five customer's accounted for 62.8% of total revenue, versus

71.6% for the prior year's third quarter. For the 9-month ended April 24th, sales for the top five customers as a percent of the total were 66.2% versus 61.9% for the prior year. The top five customers and their respective percentages for Q3 of fiscal year 2004 and 2003 are as follows: for Q3 of the current fiscal year 2004, top five customers are Comcast at 28%, BellSouth at 15.3%, Sprint at 7.7%, Qwest at 6.2% and Adelphia at 5.6%. The Q3 numbers for fiscal year 2003 were Comcast at 40.6%, BellSouth, 13.8%, Sprint, 6.4%, Qwest, 6.0% and Adelphia, 4.8%. Net income for the third quarter was 12.6 million versus 2.8 million in fiscal year 2003, representing an increase of 351%. Net income for the 9-months ended April 24th increased 524% to 36.1 million versus last year's 5.8 million. Fully diluted earnings for the quarter were 26 cents per share, a 333% increase from last year's 6 cents per share results. EPS for the 9-month period ended April 24th increased 517% to 74 cents per share versus last year's 12 cents per share. Operating margins for the third quarter increased 614 basis points, coming in at 8.82% versus last year's 2.68%. This increase was due to a 463 basis point decrease in general and administrative costs, 176 basis point decrease in depreciation and amortization, partially offset by a 25 basis point increase in cost of earned revenue. Operating margins for the 9-month period increased 757 basis points coming in at 9.28% versus last year's 1.71%. This increase was due to a 217 basis point decrease in cost of earned revenue, a 344 basis point decrease in general and administrative cost and 196 basis point decrease in depreciation and amortization. Depreciation expense for the third quarter increased 0.6 million from the prior year. This increase was primarily due to the capital additions associated with the acquisitions of First South and UtiliQuest partially offset by the run out of depreciation associated with fiscal year '99 capital additions and the sale of assets during the current fiscal year. The effective tax rates for the quarter and 9-month periods were 40.3% and 39.8% respectively, versus 41.2% and 46.2% respectively for the prior year's period. Net interest expense for the quarter and 9-months was $260,000 and $226,000 respectively, versus net interest income of 346,000, and 991,000 for the prior year. This change was due to lower investment balances and borrowings under our revolving credit agreement. The borrowings and lower investment balances were the result of payments made in connection with the acquisitions of First South and UtiliQuest. For the quarter our cash flow from operating activities was 21.3 million. The primary components of this cash flow were net income of 11.2 million and depreciation and amortization of 10.1 million. Working capital was essentially unchanged from the prior quarter. Investing and financing activities for the quarter used 91.1 million. This use of cash consisted of principal payments on notes payable of 86 million, capital expenditures of 9.3 million, partially offset by proceeds from the sale of assets of 3.7 million. Cash and cash equivalents net of outstanding debt at the end of the quarter were 36.3 million, up 16 million from the prior quarter. During the quarter net receivables increased from 126.6 million to
127.4 million, resulting in a DSO of 52.8 days versus an adjusted DSO of 55.7 at the end of the second quarter, a decrease of 2.9 days. The prior period's DSO was adjusted for receivables and contract revenues attributable to our acquisition of UtiliQuest and First South. Our reconciliation to the GAAP numbers is contained in the Form 8-K we filed on February 23rd, 2004, which is accessible through our Web site under the heading "Investors" and the sub-heading "SEC Filings". Net unbilled revenue balances increased in the quarter from 38.5 million to 46.1 million, resulting in a DSO of 19.1 days, an increase of 2.2 days from Q2's adjusted figure of 16.9 days. The prior period's DSO was adjusted for unbilled revenues and contract revenue attributable to our acquisitions of UtiliQuest and First South. A reconciliation to the GAAP numbers is accessible through our Web site. On a cumulative basis the combined DSOs for our trade receivables and unbilled revenues decreased from an adjusted 72.6 days to 71.9 days, a decrease of .7 days. As mentioned previously a reconciliation to the GAAP numbers is accessible through our Web site. At April 24th the accrual for our self insured casualty program was 48.5 million. Of the 48.5 million, 19.4 million represents incurred but not reported claims. Steve?

Steven Nielsen:
Thanks, Dick. Now, Barb, we will open the call for questions.

Operator:
Very good. Ladies and gentlemen, at this time if you have a question, please press star one on your touch-tone phone. You will hear a tone indicating you've been placed in queue. You may remove yourself from queue by pressing the pound key. If you're using a speaker-phone please pick up the handset before pressing the number. Again, if you do have a question, press star one at this time. We have a question from the line of Steven Fox from Merrill Lynch. Please go ahead.

Steven Fox:
Hi, good morning. Two questions. First of all on the gross margins it looks like they were under a little bit of pressure sequentially. Is there anything specific about the reasons behind that and what can we expect for this quarter? And then, secondly, Steve, is there a way that you could, you obviously are doing a good job of winning new business. Is there a way that, to discuss what's going on in the general construction environment for cable and telecom? Is it growing, is it flat, is it still under pressure? Thanks.

Steven Nielsen:
Okay, thanks, Steve. The gross margin was primarily impacted by some pretty difficult working conditions in February and the first part of March and I think that's fairly evident in the industry. And if you look at the, as we looked at the quarter, the quarter was really pretty nonlinear so that we had much better results in the back half of March and then throughout April, April was a very solid month. In terms of forward expectations, we're still running the business to get to the 24 to 25% and I think if you look at the guidance we provided, we think that in the high-ends of the high 23s or low 24s is certainly attainable and as always we'll try to do better. The other noteworthy impact in the quarter is we did start as I mentioned two significant locations for Verizon on the fiber-to-the-premise initiative and we incurred the normal start up expenses that you would expect. In terms of the general environment, on the telephone side of the business, I think clearly the additional demand by not only
Verizon but some smaller carriers for more fiber-to-the-premise deployments were anticipated and certainly, has certainly helped. But if you look at even our core customers, Sprint, Qwest, BellSouth, Alltell that are not involved in those, they were all up organically on a year-over-year basis, all in the double digits. So we see that that market is really in a, what's clearly a recovery cycle at this point in our view. In terms of the cable markets, we certainly still had good revenue with Comcast. We continue to pick up some additional projects there. We are looking forward to continuing to secure more recurring revenue that will come behind the AT&T Broadband upgrades that Comcast is doing a good job on. And in that industry there's probably less growth prospects right at the moment because of that Comcast but I will say this, that we're also seeing, you know, a fair number of smaller firms exit that business. We're able to win business there and provide good service because the extra supply is coming out of the market.

Steven Fox:
Thank you very much.

Operator:
Thank you. Again, any additional questions, press star one at this time. A question from the line of John LaForge from First Albany. Please go ahead.

John LaForge:
Hi. This is a little bit of an off beat question but business looked pretty good. Does something as simple as Mastec not filing its 10-K have any impact with your customers or whether they choose you over someone besides Mastec?

Steven Nielsen:
I don't think our customers are sitting there looking at Edgar for SEC filings on a daily basis so I don't think there's a direct connection. And we really don't want to speak to any specific competition. I think what we've always tried to do is run our business well in the down part of the cycle because in the two other cycles that I've been involved in, particularly in the '90s, your best growth opportunities were when companies that had managed through recessions well were able to grow first and quickly coming out and we think that that will be true this time, also.

John LaForge:
Great. Thanks.

Operator:
Thank you. A question from the line of Alex Rygiel from Friedman, Billings, Ramsey. Please go ahead.

Alex Rygiel:
Thank you very much. Nice quarter, gentlemen. A couple of questions. With regards to Comcast, it sounds like your guidance would suggest that you think Comcast's revenues in July quarter will be in and around the level that they were at this quarter, but yet trail down in the October quarter. Is that correct?

Steven Nielsen:
I think they may be slightly down in the fourth quarter from where they were this quarter. We did acquire revenues with UtiliQuest with Comcast so that kind of the, what I'll call the kind of the recurring portion of that relationship is increasing somewhat. So it's a little bit hard to say because of that dynamic but I think it would trend down slightly from where it is at this point in the quarter.

Alex Rygiel:
With regards to the new work that you talked about could you go back through some of those markets and help to us to understand which markets are upgrade rebuild versus sort of new market share awards?

Steven Nielsen:
Well, I mean, the work that we talked about with Comcast in California are primarily upgrade projects. And we did pick up an opportunity in Portland for new build betterment projects that are not upgrade related. The projects for Time-Warner and Classic Cable are upgrades. The project for Charter is another new build betterment contract for the state of Alabama. I think we're going to see the mix adjust over time.

Alex Rygiel:
With regards to the new build betterment in Portland, what was the reason for you receiving that? Did it have anything to do with maybe successful work on the upgrade?

Steven Nielsen:
You know, the people that, the particular subsidiary has operated in that northwest market for a long time and has built a good reputation both with folks that manage that business and just generally. So clearly we'd like to leverage our upgrade performance to see what there are for other opportunities.

Alex Rygiel:
Turning to Verizon, what percent of revenue is Verizon in the quarter?

Steven Nielsen:
It was 3.27% and a year ago it was .46%. Now, that did include about 4.8 million of UtiliQuest revenue that was acquired.

Alex Rygiel:
Okay. Is there any way you can help us to sort of quantify the start up expenses associated with those two markets, such that we can extrapolate that for this current quarter and what the five new market start ups could potentially cost you?

Steven Nielsen:
Well, I think we know that, those numbers, Alex, and we put them in the guidance. We think with the return of normal seasonal weather that margin expectations it's built into the guidance, gets you there. So that clearly we think that as we add markets in the fourth quarter and they perform more fully in the first quarter that we'll both get more revenue from Verizon and that it will have a higher margin associated with it. I think that goes back to an earlier question of we still think we can get to 24, 25% as we have in prior periods. But we're forecasting guidance here that's kind of in the mid to upper 23s to reflect those start up costs.

Alex Rygiel:
One last question. I suspect you probably don't want to disclose where those locations are but could you comment on, it sounds like you've been awarded work in seven different markets. Is that comparable to seven of the nine states that Verizon talks about?

Steven Nielsen:
I think it would be comparable to that number minus one but one of the states has a couple of distinct markets and we are not at liberty to say. We'd love to share it with our investors but it's up to Verizon to disclose that on their timetable.

Alex Rygiel:
One last question with regards to your backlog. Over the next 12 months you took a backlog of about 112 million or so. Can you help us to understand how much of Verizon is built into your 12-month backlog as well as your total backlog? Is that one years worth of opportunity in your total backlog, five years worth of an opportunity?

Steven Nielsen:
No. What we did on the Verizon backlog is we took a look at the work that we know about for calendar '04, some of which will extend into the first quarter of calendar '05. And as we talked about earlier, we have a 5-year contract but Verizon has committed and we know what the scope of the '04 in to '05 plan is. And so to take a prudent position not in any way to indicate that we don't feel that this will go as Verizon anticipates through the end of '08, but just to take a prudent position on backlog, we only took through the work in wire centers that we can see. And I think, so what that says is that there's a minor amount of work that we know about that would extend through July of next year and the vast majority of the work went into the 12-month backlog. Although we don't comment on backlog by customer, the Verizon backlog component was able to offset what's coming down with Comcast as we've indicated and is in fact slightly more than what the sequential increase was from Q2.

Alex Rygiel:
Great. Thank you very much.

Operator:
Thank you. There are no further questions in queue at this time. Please continue.

Steven Nielsen:
Okay. Well, we appreciate everybody's time and attention and we will talk to you on our fourth quarter call which will be the last week of August. Thank you.

Operator:
Ladies and gentlemen, this concludes your conference for today. We thank you for your participation and using AT&T Executive Teleconference. You may now disconnect.